UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                          Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐                          No     ☒

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

82-_______________.]

Consolidated Income Statement (HK$ million)
Consolidated Balance Sheet (HK$ million)
SIGNATURES

Kowloon-Canton Railway Corporation
Consolidated Income Statement (HK$ million)
for the half-year ended 30 June 2003 (Unaudited)

		Half-year ended
Year-ended
31 Dec 2002		30 June 2003	30 June 2002

(Audited)		(Unaudited)

4,043	Fare revenue	1,731	1,981
787	Freight, rental, advertising and other revenue	345	408

4,830	Total revenue	2,076	2,389
2,171	Less: Operating costs before depreciation	1,005	1,083

2,659	Operating profit before depreciation	1,071	1,306
725	Depreciation	358	350

1,934	Operating profit before net investment income	713	956
618	Net investment income	216	244

2,552	Profit after net investment income	929	1,200
94	Profit on property development	—	—
16	Share of profit of associate	2	8

2,662	Profit before taxation	931	1,208
1	Taxation (note)	406	—

2,661	Profit after taxation	525	1,208
94	Transfer to development reserve	—	—

2,567	Retained profit for the period	525	1,208

	Dividend attributable to the period:
620	Final dividend proposed after the balance sheet date	—	—

Note:

This is the first year of adoption of the revised Statement of Standard Accounting Practice (SSAP) 12 (Income Tax) issued by Hong Kong Society of Accountants on the recognition of the deferred tax in the Income Statement. Comparative figures for the first-half year of 2002 are not restated as it is impracticable to do so.

Kowloon-Canton Railway Corporation
Consolidated Balance Sheet (HK$ million)
as at 30 June 2003 (Unaudited)

As at			As at	As at
31 Dec 2002			30 June 2003	30 June 2002

(Audited)			Unaudited

	ASSETS
14,051	Fixed Assets		13,835	14,238
31,764	Construction in progress	— West Rail, Phase I	34,734	28,796
8,850		— East Rail Extensions	11,497	6,032
1,684		— Others	1,968	1,222
156	Deferred expenditure		399	138
1,153	Properties under development		1,276	956
35	Interest in associate		37	27
2,048	Loan to subsidiary		2,969	1,731
19,165	Investments in securities		14,537	26,570
213	Stores and spares		232	195
—	Properties held for resale		—	10
299	Interest receivables		180	626
1,162	Other receivables		539	408
—	Tax recoverable		—	—
5,528	Cash and cash equivalents		6,267	2,409

86,108			88,470	83,358

	LIABILITIES
443	Interest payable		454	442
2,251	Other payables		3,100	2,068
3,111	Accrued charges and provisions for capital projects		2,037	2,244
17,753	Interest-bearing borrowings		20,089	17,393
—	Insurance provision		—	—
—	Deferred taxation		3,010	—
434	Deferred income		401	444

23,992			29,091	22,591

62,116	NET ASSETS		59,379	60,767

	CAPITAL AND RESERVES
39,120	Share capital		39,120	39,120
6,535	Development reserve		6,534	6,441
134	Investment property revaluation reserve		134	176
50	Investment revaluation reserve		12	79
620	Proposed dividend		—	—
15,657	Retained profits		13,579	14,951

62,116			59,379	60,767

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date	11 August 2003	By	/s/ Jeffrey Cheung

Name: Jeffrey Cheung Title: Deputy Director, Finance